EXHIBIT 21 - SUBSIDIARIES OF WIDEPOINT CORPORATION

Name	State of Incorporation
WidePoint NBIL, Inc.	Illinois
WidePoint Il, Inc.	Illinois
Chesapeake Government Technologies, Inc.	Delaware
Operational Research Consultants, Inc.	Virginia